                                             Exhibit 99.(a)(14)


               CTS CLEARS REGULATORY HURDLE FOR DYNAMICS BID

    Elkart, Indiana, June 12, 1997. CTS Corporation (NYSE: CTS) announced today that the Hart-Scott-Rodino antitrust review waiting period relating to CTS' proposed acquisition of Dynamics Corporation of America (NYSE: DYA) has terminated. Under its previously announced merger agreement with Dynamics, CTS has offered to acquire up to 49.9% of Dynamics common stock at $56.25 per share in cash; upon the completion of the tender offer, each Dynamics share not purchased in the tender offer would be converted into 0.88 shares of CTS common stock.

    The tender offer remains subject to various other conditions, including that not less than 25% of Dynamics' shares are validly tendered and not withdrawn as of the expiration of the tender offer. The tender offer is presently scheduled to expire at midnight, New York City time, on Friday, June 13, 1997.

    Joseph P. Walker, Chairman, President and Chief Executive Officers of CTS, said, "Given WHX Corporation's competing unsolicited $56.00 tender offer, we do not expect to receive substantial Dynamics tenders until the very end of our offer. We remain fully committed to the proposed combination with Dynamics, which we strongly believe to be in the best interests of both companies and their shareholders. Accordingly, we urge Dynamics' shareholders to tender their shares so that the tender offer will be fully subscribed by tomorrow."

    CTS is a diversified manufacturer of electronic and electromechanical components for the automotive, computer equipment, communications equipment, instruments and controls, defense and aerospace, and consumer electronics markets. Headquartered in Elkhart, Indiana, CTS operates manufacturing plants in the United States and abroad.